

Catarina Mård Löwenadler · 3rd

CEO & Founder CML Consulting, Senior Executive Advisor
VP/ Director at UNYQ Design Inc

Växjö, Kronoberg County, Sweden · 500+ connections ·

Contact info

 **IST Group**

Singularity Universit

Experience



Board Member
IST Group
Jun 2020 – Present · 7 mos



Board Member
HL Design & Media AB
Nov 2019 – Present · 1 yr 2 mos

Senior Executive Advisor VP/ Director
UNYQ Design Inc
Sep 2019 – Present · 1 yr 4 mos

CEO & Founder
CML Consulting AB
Aug 2019 – Present · 1 yr 5 mos
Sweden



Director Board Of Directors
UNYQ
Jun 2018 – Sep 2019 · 1 yr 4 mos
San Francisco Bay Area

Show 5 more experiences ⌄

Education

Singularity University
Executive mgm, Business mgm
2017 – 2017



Jönköping University
License, Orthoaedic Engineer
1990 – 1992



Jönköping University
B Sc, Orthopaedic Engineer
1987 – 1990

Skills & endorsements

Product Development · 23

 Endorsed by **Naresh Kumar and 2 others who are highly skilled at this**    Endorsed by **4 of Catarina's colleagues a**

Business Strategy · 22

 Endorsed by **8 of Catarina's colleagues at IKEA**

Strategy · 12

 Endorsed by **3 of Catarina's colleagues at IKEA**

Show more ⌄



